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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2007

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at March 31, 2007 and December 31, 2006	1
Consolidated Statements of Income for the three months ended March 31, 2007 and 2006	2
Consolidated Statements of Deficit for the three months ended March 31, 2007 and 2006	3
Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	29
Part II — Other Information
Legal Proceedings	49
Exhibits	49

RESTATEMENT

        The Company is restating its consolidated financial statements for each of the fiscal years 2004 through 2006, and each of the quarters in fiscal years 2005 and 2006. Previously filed annual reports on Form 20-F and quarterly reports on Form 6-K affected by the restatements have not been amended and should not be relied upon.

        This Form 6-K reflects the restatement of the Company's consolidated balance sheet as at December 31, 2006, and consolidated statements of income, deficit and cash flows for the three months ended March 31, 2006.

BASIS OF PRESENTATION

General

        Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

        All dollar amounts in this report are expressed in United States ("U.S.") dollars.

Trademarks

        The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Attenade, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, Aplezin, Asolza, Ativan®, Biovail®, Biovail Corporation International®, Biovail & Swoosh Design®, BPI®, BVF®, Cardizem®, Ceform, Crystaal Pharmaceuticals, Ditech, Flash Dose®, Flashdose, Glumetza, Instatab, Isordil®, Jovola, Jublia, Mivura, Onelza, Onexten, Oramelt, Palvata, Smartcoat, Solbri, Tesivee, Tiazac®, Tovalt, Upzimia, Upziva, Vaseretic®, Vasocard, Vasotec®, Vemreta, Volzelo, Z-Flakes® and Zileran.

        Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license. Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license. Lescol® is a trademark of Novartis Pharmaceuticals Canada Inc. and is used by the Company under license.

        In addition, the Company has filed trademark applications for many of its other trademarks in the U.S. and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

i

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Realization of deferred tax assets;

  •
  Results of certain litigation and regulatory proceedings;

  •
  Future revenue and operating results following the loss of Wellbutrin XL® market exclusivity;

  •
  Cost savings and other impacts of restructuring activities in the U.S.;

  •
  Commercialization strategy in the U.S.;

  •
  Intent and ability to make future dividend payments;

  •
  Timing and progress of research and development efforts;

  •
  Interest savings resulting from the redemption of 7 7/8% Senior Subordinated Notes; and

  •
  Sufficiency of cash resources to support future spending requirements.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; and timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2006. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

ii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At March 31 2007	At December 31 2006
		As restated — see note 3

ASSETS
Current
Cash and cash equivalents	$870,175	$834,540
Marketable securities	3,471	—
Accounts receivable	113,156	129,247
Inventories	79,805	78,781
Prepaid expenses and other current assets	16,360	15,056

	1,082,967	1,057,624
Marketable securities	2,224	5,677
Long-term investments	55,227	56,442
Property, plant and equipment, net	212,988	211,979
Intangible assets, net	683,372	697,645
Goodwill	100,294	100,294
Other assets, net	56,900	62,781

	$2,193,972	$2,192,442

LIABILITIES
Current
Accounts payable	$42,754	$44,988
Dividends payable	60,205	80,222
Accrued liabilities	114,391	115,619
Accrued contract losses	54,800	54,800
Income taxes payable	7,133	41,596
Deferred revenue	52,323	61,916
Current portion of long-term obligations	410,608	11,146

	742,214	410,287
Deferred revenue	68,829	73,621
Income taxes payable	33,600	—
Deferred leasehold inducements	5,524	5,632
Long-term obligations	1,337	400,645

	851,504	890,185

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 160,558,518 and 160,444,070 issued and outstanding at March 31, 2007 and December 31, 2006, respectively	1,478,904	1,476,930
Additional paid-in capital	19,178	14,952
Deficit	(199,119)	(232,733)
Accumulated other comprehensive income	43,505	43,108

	1,342,468	1,302,257

	$2,193,972	$2,192,442

Commitments and contingencies (note 12)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2007	2006
		As restated — see note 3
REVENUE
Product sales	$238,002	$211,811
Research and development	4,841	4,909
Royalty and other	4,162	5,909

	247,005	222,629

EXPENSES
Cost of goods sold	56,416	47,192
Research and development	29,722	22,328
Selling, general and administrative	49,594	56,550
Amortization	11,981	14,824
Restructuring costs	645	—

	148,358	140,894

Operating income	98,647	81,735
Interest income	9,761	5,196
Interest expense	(8,677)	(9,024)
Foreign exchange loss	(288)	(883)
Equity loss	(424)	(318)

Income from continuing operations before provision for income taxes	99,019	76,706
Provision for income taxes	5,200	4,150

Income from continuing operations	93,819	72,556
Loss from discontinued operation	—	(4,120)

Net income	$93,819	$68,436

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.58	$0.45
Loss from discontinued operation	—	(0.02)

Net income	$0.58	$0.43

Weighted average number of common shares outstanding (000s)
Basic	160,458	159,663

Diluted	160,458	159,737

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2007	2006
		As restated — see note 3
Deficit, beginning of period	$(232,733)	$(284,075)
Net income	93,819	68,436
Dividends declared	(60,205)	(19,977)

Deficit, end of period	$(199,119)	$(235,616)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2007	2006
		As restated — see note 3
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$93,819	$68,436
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	21,885	22,978
Amortization of deferred financing costs	531	622
Amortization of discounts on long-term obligations	201	491
Stock-based compensation	4,226	6,873
Equity loss	424	318
Loss from discontinued operation	—	4,120
Receipt of leasehold inducements	—	211
Other	696	97
Changes in operating assets and liabilities:
Accounts receivable	15,680	23,885
Inventories	(1,049)	(2,201)
Prepaid expenses and other current assets	4,178	3,087
Accounts payable	(1,724)	(22,918)
Accrued liabilities	(1,554)	966
Income taxes payable	(3,100)	886
Deferred revenue	(14,385)	(13,159)

Net cash provided by continuing operating activities	119,828	94,692

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(5,712)	(17,913)
Purchases of marketable securities	(332)	(1,152)
Proceeds from sales and maturities of marketable securities	314	853

Net cash used in continuing investing activities	(5,730)	(18,212)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(80,222)	—
Issuance of common shares	1,974	2,995
Repayments of other long-term obligations	(246)	(11,352)

Net cash used in continuing financing activities	(78,494)	(8,357)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	(580)

Net cash used in discontinued operation	—	(580)

Effect of exchange rate changes on cash and cash equivalents	31	(13)

Net increase in cash and cash equivalents	35,635	67,530
Cash and cash equivalents, beginning of period	834,540	445,289

Cash and cash equivalents, end of period	$870,175	$512,819

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

1.     DESCRIPTION OF BUSINESS

  Biovail Corporation was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006. These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2006. There have been no material changes to the Company's significant accounting policies since December 31, 2006, except as described below under "Adoption of new accounting policy".

  These policies are consistent with accounting policies generally accepted in Canada ("Canadian GAAP") in all material respects except as described in note 16.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Adoption of new accounting policy

  On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 9.

  Recent accounting pronouncement

  In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 157 beginning January 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated financial statements.

3.     RESTATEMENT

  During the 2007 first quarter financial statement close process, the Company detected a data error in a supporting schedule used to (a) track quantities of Zovirax® products that the Company may purchase at reduced supply prices from GlaxoSmithKline plc, and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. As a result of this error, cost of goods sold in the accompanying consolidated statement of income for the three months ended March 31, 2006 has been adjusted for an overstatement of amortization expense in the amount of $2,137,000. In the accompanying consolidated balance sheet at December 31, 2006, the cumulative effect of this adjustment in fiscal years 2005 and 2006 resulted in an increase of $17,330,000 to other assets, with a corresponding adjustment to deficit in shareholders' equity.

  As a result of the preceding restatement, the Company is required to correct other known errors in prior periods that were previously deemed to be immaterial. The Company identified two such instances — one related to Cardizem® LA revenue recognition and the other related to foreign currency translation.

  The Company has revised its previous accounting for a cumulative pricing adjustment related to Cardizem® LA sold to Kos Pharmaceuticals, Inc. ("Kos"). That adjustment resulted from price increases implemented by Kos during the period from May 2, 2005 to September 30, 2006. As previously disclosed, the Company recorded the entire amount of that adjustment in product sales revenue for the three months ended September 30, 2006. The Company has reallocated a share of that adjustment to each of the affected interim periods, which resulted in an increase of $2,106,000 to product sales revenue in the accompanying consolidated statement of income for the three months ended March 31, 2006. This reallocation had no cumulative effect on the accompanying consolidated balance sheet at December 31, 2006.

  The Company has also corrected the classification of certain foreign currency translation gains and losses from accumulated other comprehensive income to net income. This correction resulted in an increase of $293,000 to the foreign exchange loss in the accompanying consolidated statement of income for the three months ended March 31, 2006. In the accompanying consolidated balance sheet at December 31, 2006, the cumulative effect of this correction for fiscal years 2003 through 2006 resulted in an increase of $3,485,000 to accumulated other comprehensive income, with a corresponding adjustment to deficit, both in shareholders' equity.

  There was no tax impact resulting from the foregoing adjustments.

  The following table summarizes the effects of the preceding adjustments on the previously reported consolidated balance sheet at December 31, 2006.

	At December 31, 2006
	As Reported	Adjustments	As Restated
ASSETS
Current assets	$1,057,624	$—	$1,057,624
Marketable securities	5,677	—	5,677
Long-term investments	56,442	—	56,442
Property, plant and equipment, net	211,979	—	211,979
Intangible assets, net	697,645	—	697,645
Goodwill	100,294	—	100,294
Other assets, net	45,451	17,330	62,781

	$2,175,112	$17,330	$2,192,442

LIABILITIES
Current liabilities	$410,287	$—	$410,287
Deferred revenue	73,621	—	73,621
Deferred leasehold inducements	5,632	—	5,632
Long-term obligations	400,645	—	400,645

	890,185	—	890,185

SHAREHOLDERS' EQUITY
Common shares	1,476,930	—	1,476,930
Additional paid-in capital	14,952	—	14,952
Deficit	(246,578)	13,845	(232,733)
Accumulated other comprehensive income	39,623	3,485	43,108

	1,284,927	17,330	1,302,257

	$2,175,112	$17,330	$2,192,442

	Three Months Ended March 31, 2006
	As Reported	Adjustments	As Restated
REVENUE
Product sales	$209,705	$2,106	$211,811
Research and development	4,909	—	4,909
Royalty and other	5,909	—	5,909

	220,523	2,106	222,629

EXPENSES
Cost of goods sold	49,329	(2,137)	47,192
Research and development	22,328	—	22,328
Selling, general and administrative	56,550	—	56,550
Amortization	14,824	—	14,824

	143,031	(2,137)	140,894

Operating income	77,492	4,243	81,735
Interest income	5,196	—	5,196
Interest expense	(9,024)	—	(9,024)
Foreign exchange loss	(590)	(293)	(883)
Other expense	(318)	—	(318)

Income from continuing operations before provision for income taxes	72,756	3,950	76,706
Provision for income taxes	4,150	—	4,150

Income from continuing operations	68,606	3,950	72,556
Loss from discontinued operation	(4,120)	—	(4,120)

Net income	$64,486	$3,950	$68,436

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.43	$0.02	$0.45
Loss from discontinued operation	(0.03)	—	(0.02)

Net income	$0.40	$0.02	$0.43

	Three Months Ended March 31, 2006
	As Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$64,486	$3,950	$68,436
Adjustments to reconcile net income to net cash provided by continuing operating activities:
Depreciation and amortization	25,115	(2,137)	22,978
Amortization of deferred financing costs	622	—	622
Amortization of discounts on long-term obligations	491	—	491
Stock-based compensation	6,873	—	6,873
Equity loss	318	—	318
Loss from discontinued operation	4,120	—	4,120
Receipt of leasehold inducements	211	—	211
Other	(196)	293	97
Changes in operating assets and liabilities	(7,348)	(2,106)	(9,454)

Net cash provided by continuing operating activities	94,692	—	94,692
CASH FLOWS FROM INVESTING ACTIVITIES	(18,212)	—	(18,212)
CASH FLOWS FROM FINANCING ACTIVITIES	(8,357)	—	(8,357)
CASH FLOWS FROM DISCONTINUED OPERATIONS	(580)	—	(580)
Effect of exchange rate changes on cash and cash equivalents	(13)	—	(13)

Net increase in cash and cash equivalents	67,530	—	67,530
Cash and cash equivalents, beginning of period	445,289	—	445,289

Cash and cash equivalents, end of period	$512,819	$—	$512,819

4.     INVENTORIES

	At March 31 2007	At December 31 2006
Raw materials	$37,354	$34,766
Work in process	10,114	15,230
Finished goods	32,337	28,785

	$79,805	$78,781

5.     INTANGIBLE ASSETS

	At March 31, 2007		At December 31, 2006
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks	$573,751	$155,429	$573,751	$148,171
Product rights	359,302	105,066	359,302	98,334
Technology	16,956	6,142	16,956	5,859

	950,009	266,637	950,009	252,364
Less accumulated amortization	266,637		252,364
	683,372		697,645

  Amortization expense

  Amortization expense related to intangible assets in the three months ended March 31, 2007 and 2006 was recorded as follows:

	Three Months Ended March 31
	2007	2006
Royalty and other revenue	$268	$268
Cost of goods sold	2,026	2,026
Amortization expense	11,981	14,824

	$14,275	$17,118

6.     ACCRUED RESTRUCTURING COSTS

  In December 2006, the Company implemented a restructuring program to reduce the operating and infrastructure costs of its U.S. operations. The following table summarizes total costs incurred and utilized through March 31, 2007 related to the December 2006 restructuring program.

	Employee Termination Benefits	Contract Termination Costs	Professional Fees and Other	Asset Impairments	Total
Costs incurred	$9,316	$1,956	$359	$4,140	$15,771
Utilized	(6,564)	(1,735)	(330)	(4,140)	(12,769)

	$2,752	$221	$29	$—	$3,002

  The following table summarizes activity related to accrued restructuring costs in the three months ended March 31, 2007.

	Employee Termination Benefits	Contract Termination Costs	Professional Fees and Other	Total
Balance, January 1, 2007	$8,367	$3,311	$256	$11,934
Costs paid or otherwise settled	(6,209)	(1,467)	(330)	(8,006)
Costs incurred and charged to expense	804	172	103	1,079
Adjustments to opening balance	(210)	(224)	—	(434)

Balance, March 31, 2007	$2,752	$1,792	$29	$4,573

  The adjustment to employee termination benefits of $210,000 reflected the reversal of costs accrued at December 31, 2006 for employees who were ultimately retained by the Company. The adjustment to contract termination costs of $224,000 reflected a change in the estimated future sublease rentals that could be obtained for the portion of the Company's Bridgewater, New Jersey facility that has been vacated.

7.     LONG-TERM OBLIGATIONS

	At March 31 2007	At December 31 2006
7 7/8% Senior Subordinated Notes	$398,902	$398,902
Unamortized discount	(1,092)	(1,183)
Fair value adjustment	1,548	1,660

	399,358	399,379
Zovirax® obligation	11,250	11,146
Deferred compensation	1,337	1,266

	411,945	411,791
Less current portion	410,608	11,146

	$1,337	$400,645

  7 7/8% Senior Subordinated Notes ("Notes")

  On February 27, 2007, the Company issued a notice of redemption for all of its outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount, plus accrued interest. As a result of that notice, the Notes were reclassified from long-term to current liabilities on the consolidated balance sheet at March 31, 2007.

  Zovirax® obligation

  The final payment of $11,250,000 on this obligation was due on March 31, 2007, which was not a business day. As a result, that payment was not made until the next business day on April 2, 2007.

  Interest expense

  Interest expense on long-term obligations amounted to $8,129,000 and $8,679,000 in the three months ended March 31, 2007 and 2006, respectively.

8.     STOCK-BASED COMPENSATION

  Stock options

  The Company recognizes stock-based compensation expense related to stock options on a straight-line basis over the requisite service period of the individual stock option grants, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  In the three months ended March 31, 2007 and 2006, the Company recorded total stock-based compensation expense related to stock options as follows:

	Three Months Ended March 31
	2007	2006
Cost of goods sold	$325	$460
Research and development expenses	672	872
Selling, general and administrative expenses	3,229	5,541

	$4,226	$6,873

  Stock option activity

  The following table summarizes stock option activity during the three months ended March 31, 2007:

	Options (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2007	7,720	$26.15
Granted	1,320	22.05
Exercised	(115)	17.25
Forfeited	(425)	32.96

Outstanding at March 31, 2007	8,500	$25.30	2.4	$8,132

Vested and exercisable at March 31, 2007	6,255	$26.41	1.7	$6,381

  The weighted-average grant-date fair values of all stock options granted in the three months ended March 31, 2007 and 2006 were $5.39 and $9.53, respectively. The total intrinsic values of options exercised in the three months ended March 31, 2007 and 2006 were $508,000 and $1,081,000, respectively. Proceeds received on the exercise of stock options in the three months ended March 31, 2007 and 2006 were $1,974,000 and $2,919,000, respectively.

  At March 31, 2007, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $16,222,000, which will be amortized over the weighted-average remaining requisite service period of approximately 19 months.

  Valuation assumptions

  The fair values of all stock options granted during the three months ended March 31, 2007 and 2006 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended March 31
	2007	2006
Expected option life (years)	4.0	4.0
Expected volatility	49.2%	53.1%
Risk-free interest rate	4.0%	4.1%
Expected dividend yield	6.9%	2.0%

  Deferred share units

  In the three months ended March 31, 2007 and 2006, the Company recorded compensation expense of $206,000 and $79,000, respectively, related to deferred share unit activity and the effect of changes in the underlying trading price of the Company's common shares.

  The following table summarizes the Company's deferred share unit activity during the three months ended March 31, 2007:

	DSUs (000s)	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2007	146	$18.40
Reinvested dividend equivalents	5	21.34

Outstanding at March 31, 2007	151	$18.49

9.     INCOME TAXES

  The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31,400,000 from current income taxes payable to non-current income taxes payable, a $2,200,000 decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2,200,000. Upon the adoption of FIN 48, the Company classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. At March 31, 2007 and January 1, 2007, the total amount of unrecognized tax benefits was $34,200,000 and $33,600,000, respectively, of which $32,000,000 and $31,400,000, respectively, would affect the effective tax rate.

  The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes. As of January 1, 2007, approximately $5,700,000 was accrued for the payment of interest and penalties.

  The Company and one or more of its subsidiaries file federal income tax returns in Barbados, Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Company and its subsidiaries have open tax years primarily from 1996 to 2006 with significant taxing jurisdictions including Barbados, Canada, and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

  The Canada Revenue Agency is auditing the Company's 2001 and 2002 Canadian income tax returns, and is expected to commence an audit in 2007 of the Company's 2003 and 2004 Canadian income tax returns. It is anticipated that the audit of the 2001 and 2002 tax years will be completed in 2007. It is not possible for the Company to estimate a range of reasonably possible outcomes, or timing, of any adjustments to the total amount of uncertain tax benefits that may result from these audits.

10.   DIVIDENDS AND EARNINGS PER SHARE

  Cash dividends per share

  In the three months ended March 31, 2007 and 2006, the Company declared total cash dividends to shareholders of $60,205,000 ($0.375 per share) and $19,977,000 ($0.125 per share), respectively.

  Earnings per share

        Earnings per share were calculated as follows:

	Three Months Ended March 31
	2007	2006
		As restated — see note 3
Net income	$93,819	$68,436

Basic weighted average number of common shares outstanding (000s)	160,458	159,663
Dilutive effect of stock options (000s)	—	74

Diluted weighted average number of common shares outstanding (000s)	160,458	159,737

Basic and diluted earnings per share	$0.58	$0.43

11.   COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended March 31
	2007	2006
		As restated — see note 3
Net income	$93,819	$68,436

Comprehensive income
Foreign currency translation adjustment	1,531	(966)
Unrealized holding gain (loss) on long-term investments	(1,134)	2,578

Other comprehensive income	397	1,612

Comprehensive income	$94,216	$70,048

12.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity

  Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendant Hallmark Funds has now been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. While it had been removed from New Jersey State Court to Federal Court by the defendants, it has now been remanded back to the New Jersey State Court. No discovery has been conducted. All but one defendant, David Maris, has moved to dismiss the complaint. These motions have yet to be heard by the Court. The time for Maris to move to dismiss or answer the complaint has been extended, and he is expected to move to dismiss the complaint at that time.

  On January 26, 2007, United States District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the United States District Court for the Southern District of New York (described more fully below), that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007 an Amended Complaint was filed.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar but unrelated class action.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  A Statement of Defence and Counterclaim was served by Sandoz/the Andrx Group on May 15, 2006. Biovail delivered its reply on May 30, 2006. Pleadings closed in June 2006. The parties are now exchanging affidavits of documents.

  RhoxalPharma Inc., now Sandoz, filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed in the Patent Registry and, on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of a Notice of Compliance ("NOC") to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was heard on April 3 and 4, 2006 and a decision in favour of Sandoz was released by the court on June 20, 2006. This has effectively ended this proceeding. The issue of Sandoz's entitlement to legal costs remains outstanding.

  Novopharm Limited ("Novopharm") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision had been appealed. However the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150mg. An NOC has not been issued for the 100mg, for reasons that appear to be unrelated to these proceedings. As such the appeal has now been discontinued. The issue of Novopharm's entitlement to legal costs remains outstanding.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that would prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was discontinued by the Company on March 8, 2007.

  In August of 2006, Sandoz brought an action under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with their generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under those same regulations, and subsequently dismissed in November of 2005. This action is at an early stage, and Biovail has not seen any evidence to support the allegations made, and cannot assess the merits, if any, of the claim.

  Anchen Pharmaceuticals LLP ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC). On December 14, 2006 the U.S. Food and Drug Administration ("FDA") approved Anchen's ANDA for its 150 mg and 300 mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen and Impax Laboratories Inc. ("Impax"), Anchen selectively waived its 180-day exclusivity to market its 300 mg strength generic formulation in favour of Impax, which 300 mg product was first marketed by Teva Pharmaceuticals Industries Ltd. ("Teva") on or about December 18, 2006.

  Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently the 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006 the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

  Watson Pharmaceuticals, Inc. ("Watson") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

  In February 2007, as a result of comprehensive settlements with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and, with certain defined exceptions, none of Teva, Anchen, Impax or Watson may market a generic version of the 150mg dosage strength of Wellbutrin XL® until 2008.

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. Final briefing is scheduled for July 2, 2007, however this date may change. If the court denies Abrika's motion, the case will continue in its ordinary course.

  On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

  On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, Biovail moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. The district court has yet to rule on Biovail's amended complaint or second motion for a temporary restraining order and a preliminary injunction.

  On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Amendments to the Food, Drug and Cosmetic Act.

  The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties are required to submit a joint status report to the court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot.

  On June 27, 2005, the Company received a Paragraph IV certification from Andrx Group regarding its Cardizem® LA tablets, 420 mg. The certification sets forth allegations of non-infringement and invalidity of the 5,288,505 ('505) and the 5,529,791 ('791) patents that are listed in the Orange Book and owned by the Company. On August 10, 2005, the Company commenced a lawsuit against Andrx Group in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's filing of its ANDA constituted infringement of the '791 patent.

  On September 2, 2005, the Company received a second Paragraph IV certification from the Andrx Group directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360 mg added by amendment to Andrx's ANDA. On October 14, 2005, the Company filed a second complaint (Civil Action

  No. 05-730) in the United States District Court for the District of Delaware. The complaint averred that Andrx's Amended ANDA constituted infringement of the '791 patent.

  On September 26, 2005, the Company received a third Paragraph IV certification from the Andrx Group regarding its Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420 mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against the Andrx Group for infringement of the '984 patent.

  On September 19, 2006, U.S. Patent 7,108,866 ('866) issued to the Company and was listed in the Orange Book for Cardizem LA®. On September 22, 2006, the Company received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. On October 4, 2006, the Company filed a third complaint (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '866 patent.

  Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. A Markman hearing is now scheduled for May 24, 2007 and trial is scheduled for October 9, 2007. These dates, however, may change.

  If the patents relating to Cardizem® LA are invalid, unenforceable, or not infringed, the Andrx Group, subject to FDA approval, could commence producing and selling a generic version of the Cardizem® LA product.

  Par Pharmaceutical, Inc. ("Par") filed an Abbreviated New Drug Application with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200 mg. On May 9, 2007 Biovail Laboratories International, SRL, along with Purdue Pharma Products L.P., Napp Pharmaceutical Group Ltd. and Ortho-McNeil Inc. filed a complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that Abbreviated New Drug Application, thereby triggering a 30-month stay of FDA's approval of that application. To date, Par has not responded to the complaint.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

  The Court granted the Company's motion for Summary Judgment seeking to dismiss all of the Federal actions, which the Federal plaintiffs have appealed.

  These appeals have been consolidated by the Court of Appeals. The Court has also set a briefing schedule for the consolidated appeals with briefing to conclude by the end of May, no hearing date has been set. The Company has brought the Court's decision on Biovail's motions for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they did. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs have appealed. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. A class certification hearing will take place on May 24, 2007.

  The consumer and "indirect purchasers" claims were re-filed in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties have reached agreement for a settlement subject to completion of the necessary documentation and approval of the court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. The Company's one-third share is $2,733,000.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company has opposed that motion. That motion was heard on March 23, 2007, no decision has been rendered. Discovery in this case is ongoing, and the action is now proceeding on its merits through the normal legal process. The Company continues to defend itself vigorously, but cannot predict the eventual outcome of the case.

  On January 26, 2007, United States District Judge Richard Owen issued an Order (the "January 26 Order") in this matter that sanctioned the Company for its use in a separate action of certain documents obtained in lawful discovery and ordered the return of the documents and the redaction of any claims in the separate action based solely upon the documents. Specifically, the separate action was the S.A.C. matter referenced above. The Company presently is engaged in further hearings before Judge Owen to determine whether there has been compliance with the January 26 Order. A finding against the Company could result in additional sanctions. Counsel for the Company believes the Company has complied with the January 26 Order and had meritorious defenses but cannot presently express an opinion as to the ultimate outcome of the hearing.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Complaint. The claim was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, Michael Sitrick and Sitrick & Company, Inc., in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk, filed a motion to dismiss the Second Amended Complaint, directed at some of the claims. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion to dismiss Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  The case is currently in discovery.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  Counsel for the City of New York and for all the counties in New York (other than Erie, Oswego and Schenectady) that had sued Biovail have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. Remand motions are pending and no discovery is currently being taken in these removed cases.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the U.S. Securities and Exchange Commission ("SEC") indicating that the SEC would be conducting an informal inquiry relating to the Company's financial reporting for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating as described below. The Company has received additional subpoenas from the SEC requesting additional documents, including documents relating to the Company's production of documents to date.

  On September 28, 2006, December 5, 2006, January 10, 2007 and February 6, 2007 the Company signed tolling agreements with the SEC. The current tolling period ends July 31, 2007.

  On May 14, 2007, the Company issued a press release acknowledging that it had received a "Wells Notice" from the staff of the SEC alleging violations of federal securities laws. The notice relates to the staff's investigation of the Company's accounting and disclosure practices for the fiscal year 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002, as described above. These issues include whether the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements, and whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. Under the Wells process established by the SEC, the Company has the opportunity to respond to the "Wells Notice" before the staff makes a formal recommendation regarding what action, if any, should be brought against the Company by the SEC. The Company continues to cooperate with the SEC. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  Recently, the Company was contacted by the United States Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that they were conducting an investigation into the same matters that the SEC is investigating. The EDNY has also recently requested interviews of several Biovail employees. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. The OSC has also advised the Company that it is investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

  Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Ontario Securities Act would be held. The respondents in the hearing include Chairman Eugene Melnyk and a former director of the Company, among others. The Company is not a party to this proceeding. The hearing is currently scheduled to be held in June 2007.

13.   RELATED PARTY TRANSACTIONS

  In 2006, the Company contracted with Global IQ, a clinical research organization, for a long-term safety study on a particular product under development. In the three months ended March 31, 2007, during which time Dr. Peter Silverstone, Biovail's Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, the Company was invoiced $581,000 by Global IQ for this study (excluding investigator and other pass-through costs). In April 2007, Dr. Silverstone disposed of his interest in Global IQ.

  In March and April 2007, the Company received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

14.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

15.   SUBSEQUENT EVENTS

  Notes redemption

  Effective April 1, 2007, the Company redeemed all of its outstanding Notes for $422,463,000, which included an early redemption premium of $7,854,000 and accrued interest of $15,707,000. The Company subsequently recorded a write-off of $4,609,000 related to the total unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes.

  The redemption of the Notes resulted in the realization of a foreign exchange gain for Canadian income tax purposes of approximately $151,000,000. One-half of this realized gain will be included in Canadian taxable income for 2007. Taking this gain into consideration, the Company believes it is more likely than not that it will generate sufficient taxable income in Canada in 2007 to realize a portion of its deferred tax assets, which is expected to result in a corresponding reduction in the valuation allowance on those assets.

  Ethypharm S.A. ("Ethypharm")

  On April 5, 2007, the Company transferred all of its common shares of Ethypharm to Financière Verdi ("Verdi"), a French private equity fund. In consideration for those shares, the Company received cash proceeds of $38,935,000, as well as an interest in convertible debt and equity securities of Verdi. Ethypharm will continue to develop formulations of four undisclosed products for the Company.

  Dividends declared

  On May 9, 2007, the Company's Board of Directors declared a cash dividend of $0.375 per share, payable on May 29, 2007 to shareholders of record at May 22, 2007.

16.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company commenced preparing its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For each reporting period in 2007, the Company will include in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's net income as reported under U.S. GAAP and the Company's net income that would have been reported under Canadian GAAP:

	Three Months Ended March 31
	2007	2006
		As restated — see note 3
Net income under U.S. GAAP	$93,819	$68,436

Canadian GAAP adjustments
Acquired research and development amortization expense(1)	(10,994)	(12,329)
Other	120	(79)

Net income under Canadian GAAP	$82,945	$56,028

Basic and diluted earnings per share under Canadian GAAP
Income from continuing operations	$0.52	$0.38
Net income	$0.52	$0.35

  The following tables present a reconciliation of the Company's balance sheet as reported under U.S. GAAP and the Company's balance sheet that would have been reported under Canadian GAAP:

	At March 31 2007	At December 31 2006
		As restated — see note 3
Total assets under U.S. GAAP	$2,193,972	$2,192,442

Canadian GAAP adjustments
Marketable securities/Long-term investments
Unrealized holding gain on available-for-sale investments(2)	—	(5,844)
Intangible assets, net
Acquired research and development(1)	101,305	112,299
Goodwill
Value of consideration on acquisition of Fuisz Technologies Ltd. ("Fuisz")(3)	7,763	7,763
Settlement of Fuisz pre-acquisition contract(4)	(7,460)	(7,460)
Other	2,312	2,312
Other assets, net
Cumulative effect of accounting for uncertain tax positions(5)	(2,200)	—
Other	(1,645)	(1,763)

Total assets under Canadian GAAP	$2,294,047	$2,299,749

	At March 31 2007	At December 31 2006
		As restated — see note 3
Total liabilities under U.S. GAAP	$851,504	$890,185

Canadian GAAP adjustments
Income taxes payable
Cumulative effect of accounting for uncertain tax positions(5)	(2,200)	—
Long-term obligations	64	66

Total liabilities under Canadian GAAP	849,368	890,251

	At March 31 2007	At December 31 2006
		As restated — see note 3
Total shareholders' equity under U.S. GAAP	1,342,468	1,302,257

Canadian GAAP adjustments
Common shares
Value of consideration on acquisition of Fuisz(3)	7,763	7,763
Stock-based compensation(6)	36,779	43,547
Accretion of convertible debt(7)	26,116	26,116
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation(6)	65,583	58,732
Deficit
Acquired research and development(1)	101,305	112,299
Settlement of Fuisz pre-acquisition contract(4)	(7,460)	(7,460)
Stock-based compensation(6)	(102,362)	(102,279)
Accretion of convertible debt(7)	(26,116)	(26,116)
Other	2,303	2,183
Accumulated other comprehensive income
Unrealized holding gain on available-for-sale investments(2)	—	(5,844)

Total shareholders' equity under Canadian GAAP	1,444,679	1,409,498

Total liabilities and shareholders' equity under Canadian GAAP	$2,294,047	$2,299,749

  (1)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and having no alternative future use must be written-off at the time of acquisition.

  Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives.

  (2)
  Under U.S. GAAP, long-term investments with readily determinable market values are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income.

    Under Canadian GAAP, prior to January 1, 2007, long-term investments with readily determinable market values were accounted for using the cost method. Effective January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and designated certain investments as available-for-sale. At January 1, 2007, the Company recorded an unrealized gain of $5,844,000 related to the remeasurement of those investments at fair value, with a corresponding adjustment to a new separate section of shareholders' equity called accumulated other comprehensive income.

  (3)
  Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the acquisition agreement.

  Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company's common shares at the date of acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

  (4)
  Under U.S. GAAP, the amounts related to the cash settlement of a Fuisz pre-acquisition contract in 2000, and the issuance of additional common shares related to the acquisition of Fuisz in 2000, were allocated to goodwill acquired.

  Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (5)
  Under U.S. GAAP, effective January 1, 2007, the Company adopted FIN 48 (as described in note 9). The application of the provisions of FIN 48 at January 1, 2007 resulted in an increase of $2,200,000 to income taxes payable, and an offsetting decrease in the valuation allowance against the net deferred tax asset.

  Under Canadian GAAP, the Company is not required to apply the provisions of FIN 48.

  (6)
  Under U.S. GAAP, effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees. The Company used the modified-prospective method of adoption, which required that compensation expense be recorded for all share-based payments granted, modified or settled after January 1, 2006, and for all unvested stock options at January 1, 2006. Stock option forfeitures are estimated at the date of grant.

  Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation on a retroactive basis to January 1, 1996. Stock option forfeitures are recognized as they occur.

  (7)
  Under U.S. GAAP, no portion of the proceeds from the issuance of the Company's Convertible Subordinated Preferred Equivalent Debentures ("Debentures") in 2000 was attributed to the conversion feature.

  Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

  There were no material differences between the Company's cash flows as reported under U.S. GAAP and the Company's cash flows that would have been reported under Canadian GAAP.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") should be read in conjunction with the unaudited consolidated financial statements, and condensed notes thereto, for the three months ended March 31, 2007. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

        Additional information relating to Biovail, including our Annual Report on Form 20-F, is available on SEDAR at www.sedar.com.

        Please note that Biovail announced its intention to file an amended and restated Form 20-F for the fiscal year ended December 31, 2006, as referenced in its earnings release dated May 10, 2007.

        The discussion and analysis contained in this MD&A are as of May 14, 2007.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Future revenue and operating results following the loss of Wellbutrin XL® market exclusivity;

  •
  Cost savings and other impacts of restructuring activities in the U.S.;

  •
  Commercialization strategy in the U.S.;

  •
  Intent and ability to make future dividend payments;

  •
  Timing and progress of research and development efforts;

  •
  Interest savings resulting from the redemption of our 7 7/8% Senior Subordinated Notes ("Notes"); and

  •
  Sufficiency of cash resources to support future spending requirements.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; and timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2006. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

RESTATEMENT

        The information contained in this MD&A has been adjusted to reflect the restatement of our previously issued financial statements, as more fully described below and in note 3 to the unaudited consolidated financial statements for the three months ended March 31, 2007.

        During the 2007 first quarter financial statement close process, we detected a data error in a supporting schedule used to (a) track quantities of Zovirax® products that we may purchase at reduced supply prices from GlaxoSmithKline plc ("GSK"), and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. As a result, cost of goods sold has been adjusted for an overstatement of amortization expense.

        As a result of the preceding restatement, we are required to correct other known errors in prior periods that were previously deemed to be immaterial. We identified two such instances — one related to Cardizem® LA revenue recognition and the other related to foreign currency translation.

        We have revised our previous accounting for a cumulative pricing adjustment related to Cardizem® LA sold to Kos Pharmaceuticals, Inc. ("Kos"). That adjustment resulted from price increases implemented by Kos during the period from May 2, 2005 to September 30, 2006. As previously disclosed, we recorded the entire amount of that adjustment in product sales revenue in the third quarter of 2006. We have reallocated a share of that adjustment to each of the affected interim periods.

        We have also corrected the classification of certain foreign currency translation gains and losses from accumulated other comprehensive income to net income.

        There was no tax impact resulting from the foregoing adjustments.

        The following table presents the impact of the foregoing adjustments to our previously reported annual results for fiscal years 2004 through 2006:

($ in 000s, except per share data)	2006	2005	2004
Net income (loss) as reported	$203,948	$236,221	$160,994
Adjustments
Product sales revenue	(2,807)	2,807	—
Cost of goods sold	12,129	5,201	—
Foreign exchange loss	(1,644)	2,211	(1,195)

	7,678	10,219	(1,195)

Net income (loss) as restated	211,626	246,440	159,799

Basic and diluted earnings (loss) per share
Net income (loss) as reported	$1.27	$1.48	$1.01
Net income (loss) as restated	$1.32	$1.54	$1.00

        The following table presents the impact of the foregoing adjustments to our previously reported quarterly results for 2006 and 2005:

	2006				2005
($ in 000s, except per share data)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net income (loss) as reported	$64,486	$80,594	$(56,451)	$115,319	$11,132	$3,707	$101,663	$119,719
Adjustments
Product sales revenue	2,106	2,337	(7,250)	—	—	981	1,162	664
Cost of goods sold	2,137	3,251	3,523	3,218	—	242	1,598	3,361
Foreign exchange loss	(293)	(905)	115	(561)	778	1,175	63	195

	3,950	4,683	(3,612)	2,657	778	2,398	2,823	4,220

Net income (loss) as restated	68,436	85,277	(60,063)	117,976	11,910	6,105	104,486	123,939

Basic and diluted earnings (loss) per share
Net income (loss) as reported	$0.40	$0.50	$(0.35)	$0.72	$0.07	$0.02	$0.64	$0.75
Net income (loss) as restated	$0.43	$0.53	$(0.37)	$0.74	$0.07	$0.04	$0.65	$0.77

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus are central nervous system disorders, pain management, and cardiovascular disease. Our portfolio of products includes the following established brand names:

  •
  Wellbutrin® (bupropion) for the treatment of depression;

  •
  Ultram® (tramadol) for the treatment of moderate to moderately severe chronic pain;

  •
  Zovirax® (acyclovir) for the treatment of herpes; and

  •
  Cardizem® (diltiazem)/Tiazac® (diltiazem) for the treatments of hypertension and angina.

        We market our products in the U.S. principally through supply and distribution agreements with other pharmaceutical companies. Under such agreements, we manufacture and supply Wellbutrin XL® to GSK; Ultram® ER to Ortho-McNeil, Inc. ("OMI"); and Cardizem® LA to Kos (which was acquired by Abbott Laboratories in December 2006). In addition, we sell bioequivalent (Generic) products to Teva Pharmaceuticals Industries Ltd. ("Teva"), and Tiazac® branded and generic products to Forest Laboratories, Inc., for distribution in the U.S. In Canada, we market and/or distribute a number of products, including Tiazac® XC and Wellbutrin® XL, directly through our internal sales organization (Biovail Pharmaceuticals Canada ("BPC")).

RECENT DEVELOPMENTS

Wellbutrin XL®

        In December 2006, the FDA granted approval for the first generic versions of Wellbutrin XL®. As a result, a competitor (Teva) immediately launched a generic version of 300mg Wellbutrin XL® product, which resulted in a substantial loss in our sales of 300mg branded product in the first quarter of 2007, compared with the fourth quarter of 2006. In February 2007, we entered into a comprehensive settlement with a number of companies, including Teva, related to Wellbutrin XL®. Under the terms of this settlement, with certain defined exceptions, none of those companies may market a generic version of 150mg Wellbutrin XL® product until 2008. As a result, our sales of 150mg branded product were not impacted by generic competition in the first quarter of 2007.

Restructuring

        In December 2006, we implemented a restructuring program to reduce the operating and infrastructure costs of our U.S. operations. Because of this restructuring, we no longer maintain a direct commercial presence in the U.S. As a result, we ceased our promotional efforts for Ultram® ER and AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg in the U.S., and, in December 2006, we entered into a five-year exclusive promotional services agreement with Sciele Pharma, Inc. ("Sciele"), whereby we will pay Sciele an annual fee to provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream to U.S. physicians. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year.

        In the first quarter of 2007, the cost savings associated with the elimination of our sales and marketing activities to support Zovirax®, and the reduction in headcount in our U.S. operations, had a positive impact on our results of operations and cash flows. Those savings were, however, mitigated by the compensation we paid Sciele for its promotional services.

OVERVIEW

Revenue

        Revenue increased 11% from $222.6 million in the first quarter of 2006 to $247.0 million in the first quarter of 2007, due mainly to higher revenue from Zovirax®, Ultram® ER and Cardizem® LA product sales, partially offset by the impact of generic competition on sales of 300mg Wellbutrin XL® product in the U.S., and Tiazac® and Wellbutrin® SR in Canada.

Results of operations

        Net income increased from $68.4 million (basic and diluted earnings per share of $0.43) in the first quarter of 2006 to $93.8 million (basic and diluted earnings per share of $0.58) in the first quarter of 2007. In the first quarter of 2007, net income was impacted by restructuring costs of $645,000; whereas, in the first quarter of 2006, net income was impacted by asset impairments of $2.8 million related to our discontinued nutraceutical operation (Nutravail).

Cash dividends

        Cash dividends declared per share were $0.375 and $0.125 in the first quarters of 2007 and 2006, respectively. Our current dividend policy contemplates an annual dividend of $1.50 per share to be paid in quarterly increments, subject to our financial condition and operating results, and at the discretion of our Board of Directors.

        On May 9, 2007, our Board of Directors declared a quarterly cash dividend of $0.375 per share, payable on May 29, 2007 to shareholders of record at May 22, 2007.

Financial condition

        Effective April 1, 2007, we utilized $422.5 million of our existing cash resources to redeem all of our outstanding Notes, which included an early redemption premium of $7.9 million paid to the noteholders and accrued interest to April 1, 2007.

        On April 5, 2007, we transferred all of our common shares of Ethypharm S.A. to Financière Verdi ("Verdi"), a French private equity fund. In consideration for those shares, we received cash proceeds of $38.9 million, as well as an interest in convertible debt and equity securities of Verdi.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business; makes investing and resource allocation decisions; and assesses operating performance.

REVENUE

        The following table displays the dollar amount of each source of revenue in the first quarters of 2007 and 2006; the percentage of each source of revenue compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2007		2006(1)		Change
Product sales	$238,002	96%	$211,811	95%	$26,191	12%
Research and development	4,841	2	4,909	2	(68)	(1)
Royalty and other	4,162	2	5,909	3	(1,747)	(30)

	$247,005	100%	$222,629	100%	$24,376	11%

(1)
As restated — see above under "Restatement".

Product sales

        The following table displays product sales by reporting category in the first quarters of 2007 and 2006; the percentage of each category compared with total product sales in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2007		2006(1)		Change
Wellbutrin XL®	$61,405	26%	$65,004	31%	$(3,599)	(6)%
Ultram® ER	30,019	13	15,111	7	14,908	99
Zovirax®	37,283	16	24,474	12	12,809	52
Biovail Pharmaceuticals Canada	13,826	6	19,780	9	(5,954)	(30)
Cardizem® LA	23,949	10	18,316	9	5,633	31
Legacy	35,640	15	35,529	17	111	—
Generic	35,880	15	33,597	16	2,283	7

	$238,002	100%	$211,811	100%	$26,191	12%

(1)
As restated — see above under "Restatement".

Wholesaler inventory levels

        Three drug wholesale customers account for the majority of our Zovirax® and off-patent branded pharmaceutical (Legacy) product sales in the U.S. Our distribution agreements with those wholesalers limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As indicated in the following table, at March 31, 2007, those wholesalers owned overall one-month of supply of our products (compared with 0.6 months at December 31, 2006), of which only $179,000 had less than 12 months remaining shelf life.

		At March 31, 2007			At December 31, 2006
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$13,757	1.0	$94	$4,465	0.5	$88
Cardizem®	36-48	4,643	1.0	33	2,404	0.5	43
Ativan®	24	1,948	1.1	9	1,189	0.6	9
Vasotec® and Vaseretic®	24	1,489	1.0	40	885	0.7	39
Isordil®	36-60	298	1.5	3	255	1.3	1

Total	24-60	$22,135	1.0	$179	$9,198	0.6	$180

Wellbutrin XL®

        Our revenue from sales of Wellbutrin XL® declined 6% in the first quarter of 2007, compared with the first quarter of 2006, primarily due to a reduction in 300mg product sold by GSK following the introduction of generic competition, partially offset by the following factors:

  •
  A reduction in GSK's 2006 year-end provision for 300mg product returns, as a result of slower than anticipated generic erosion;

  •
  The positive affect on our supply price of price increases implemented by GSK in the last nine months of 2006 and first quarter of 2007; and

  •
  The inclusion of sales to GSK of Wellbutrin XR®, which has been launched by GSK in Germany.

Ultram® ER

        Our revenue from sales of Ultram® ER by OMI increased 99% in the first quarter of 2007, compared with the first quarter of 2006, primarily due to the inclusion of a full quarter's worth of sales (Ultram® ER was launched by OMI in February 2006) and higher sales of sample supplies, as well as the positive affect on our supply price of a price increase implemented by OMI in the first quarter of 2007, together with a contractual increase in our supply price to OMI.

Zovirax®

        Total sales of Zovirax® Ointment and Zovirax® Cream increased 52% in the first quarter of 2007, compared with the first quarter of 2006, primarily due to price increases we implemented for these products in the last nine months of 2006 and first quarter of 2007, as well as an increase in the supply of inventory at the wholesale level from 1/2 month at the end of 2006 to one month at the end of the first quarter of 2007.

BPC products

        The 30% decline in sales of BPC products in the first quarter of 2007, compared with the first quarter of 2006, reflected lower sales of Tiazac® and Wellbutrin® SR primarily due to generic competition, partially offset by increased sales of our promoted Tiazac® XC and Wellbutrin® XL products. Sales of Tiazac® XC were, in particular, positively impacted by a reduction of the 2006 year-end backorder of 120mg and 180mg products.

Cardizem® LA

        We resumed full production of Cardizem® LA in early 2007, following the resolution of certain manufacturing issues experienced during 2006. Our revenue from sales of Cardizem® LA by Kos increased 31% in the first quarter of 2007, compared with the first quarter of 2006, primarily due to higher shipments of 120mg and 180mg Cardizem® LA products to Kos, in order to address the backorder of those products that existed at the end of 2006, and the positive affect on our supply price of price increases implemented by Kos in the last nine months of 2006 and first quarter of 2007.

Legacy products

        Sales of our Legacy products were substantially unchanged in the first quarter of 2007, compared with the first quarter of 2006, primarily due to price increases we implemented for certain of these products in the last nine months of 2006 and first quarter of 2007, and an increase in the supply of inventory at the wholesale level from approximately 1/2 month overall at the end of 2006 to approximately one month overall at the end of the first quarter of 2007, which offset any declines in prescription volumes for these products.

Generic products

        Sales of our Generic products increased 7% in the first quarter of 2007, compared with the first quarter of 2006, primarily due to the effects of changes in prescription volumes and pricing for these products, as well as changes in inventory levels of these products owned by Teva.

Research and development revenue

        The 1% decline in research and development revenue in the first quarter of 2007, compared with the first quarter of 2006, reflected the relative volume and pricing of clinical research and laboratory testing services provided to external customers by our contract research operation.

Royalty and other revenue

        Royalty and other revenue declined 30% in the first quarter of 2007, compared with the first quarter of 2006, partially due to lower royalties from third parties on sales of products we developed or acquired, including Tiazac® and Cardizem®, as well as the elimination of Ultram® ER co-promotion revenue.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item in the first quarters of 2007 and 2006; the percentage of each item compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each item. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2007		2006(1)		Change
Cost of goods sold	$56,416	23%	$47,192	21%	$9,224	20%
Research and development	29,722	12	22,328	10	7,394	33
Selling, general and administrative	49,594	20	56,550	25	(6,956)	(12)
Amortization	11,981	5	14,824	7	(2,843)	(19)
Restructuring costs	645	—	—	—	645	NM

	$148,358	60%	$140,894	63%	$7,464	5%

(1)
As restated — see above under "Restatement"

NM — Not meaningful

Cost of goods sold and gross margins

        Gross margins based on product sales were 76% and 78% in the first quarters of 2007 and 2006, respectively. The overall gross margin in the first quarter of 2007, compared with the first quarter of 2006, was negatively impacted by the following factors:

  •
  Lower volumes of 300mg Wellbutrin XL® product sold to GSK, net of the reduction in GSK's provision for 300mg product returns;

  •
  The inclusion of our one-third share of a royalty on sales of 150mg Wellbutrin XL® following the settlement of a patent-infringement suit between GSK and Andrx Corporation in February 2007; and

  •
  Increases in obsolescence reserves related to our inventories of certain products that are in excess of anticipated demand.

        Partially offset by:

  •
  The positive affect of price increases we implemented for Zovirax® and certain Legacy products in the last nine months of 2006 and first quarter of 2007;

  •
  The positive affect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our partners in the last nine months of 2006 and first quarter of 2007, together with the contractual increase in our supply price for Ultram® ER; and

  •
  Manufacturing efficiencies achieved in the production of Ultram® ER, and lower levels of rejected product.

Research and development expenses

        Research and development expenses increased 33% in the first quarter of 2007, compared with the first quarter of 2006, partially due to the cost of Phase III clinical trials underway for BVF-146 (combination tramadol and non-steroidal anti-inflammatory drug), as well as increased clinical and/or scale-up activities for BVF-033 (bupropion salt), BVF-012 (venlafaxine enhanced absorption), and other undisclosed programs.

Selling, general and administrative expenses

        Selling, general and administrative expenses declined 12% in the first quarter of 2007, compared with the first quarter of 2006. As a percentage of total revenue, selling, general and administrative expenses were 20% and 25% in the first quarters of 2007 and 2006, respectively. The decline in selling, general and administrative expenses was primarily due to:

  •
  Cost savings associated with the headcount reduction in our U.S. operations as a result of the December 2006 restructuring program;

  •
  The discontinuance of spending on sales and marketing activities to support Zovirax®, partially offset by the compensation paid to Sciele for its promotional services; and

  •
  A reduction of $2.3 million in stock-based compensation due to a reduction in the overall number of stock options granted to employees, together with a lower estimated grant-date fair value for those options.

        Partially offset by:

  •
  Higher legal expenses related to ongoing litigation and regulatory matters.

Amortization expense

        The 19% decline in amortization expense in the first quarter of 2007, compared with the first quarter of 2006, was primarily due to the reduction in amortization related to Vasotec®, Vaseretic®, and Glumetza™ intangible assets following the write-down of those assets in the third quarter of 2006.

Restructuring costs

        In the first quarter of 2007, we incurred a charge of $645,000 associated with the December 2006 restructuring program. This charge was primarily related to employee retention bonuses and additional contract termination costs.

NON-OPERATING ITEMS

Interest income and expense

        Interest income increased from $5.2 million in the first quarter of 2006 to $9.8 million in the first quarter of 2007, primarily due to a higher amount of surplus cash available for investment.

        Interest expense was $8.7 million in the first quarter of 2007, compared with $9.0 million in the first quarter of 2006, which comprised mainly interest on our Notes. Following the Notes redemption, we expect to save approximately $32 million in annual interest payments, which will be partially offset by lower interest income on our remaining cash resources.

Provision for income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $5.2 million in the first quarter of 2007, compared with $4.2 million in the first quarter of 2006.

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results for each of the eight most recently completed quarters:

	2007	2006				2005
($ in 000s, except per share data)
	Q1	Q4(1)	Q3(1)	Q2(1)	Q1(1)	Q4(1)	Q3(1)	Q2(1)
REVENUE
Product sales	$238,002	$295,997	$270,015	$243,455	$211,811	$275,426	$245,617	$205,500
Research and development	4,841	7,042	5,691	3,951	4,909	6,733	7,647	6,369
Royalty and other	4,162	4,609	6,596	7,737	5,909	6,119	5,956	5,290

	247,005	307,648	282,302	255,143	222,629	288,278	259,220	217,159

EXPENSES
Cost of goods sold	56,416	49,583	55,809	58,568	47,192	50,206	50,393	59,630
Research and development	29,722	28,399	26,350	18,402	22,328	26,302	19,913	22,268
Selling, general and administrative	49,594	65,053	50,168	66,670	56,550	53,131	42,402	57,167
Amortization	11,981	11,984	14,824	14,825	14,824	15,442	15,443	15,409
Restructuring costs	645	15,126	—	—	—	85	1,118	18,607
Asset impairments, net of gain on disposal	—	—	143,000	—	—	2,670	—	26,560
Contract losses	—	3,500	46,800	4,500	—	—	—	—
Litigation settlements	—	14,400	—	—	—	—	—	—

	148,358	188,045	336,951	162,965	140,894	147,836	129,269	199,641

Operating income (loss)	98,647	119,603	(54,649)	92,178	81,735	140,442	129,951	17,518
Interest income	9,761	10,310	7,577	6,116	5,196	3,499	2,386	912
Interest expense	(8,677)	(8,743)	(8,951)	(8,485)	(9,024)	(9,205)	(9,450)	(9,574)
Foreign exchange gain (loss)	(288)	(1,838)	(135)	496	(883)	931	(1,399)	1,022
Equity income (loss)	(424)	(56)	(205)	50	(318)	(356)	(271)	(263)

Income (loss) from continuing operations before provision for income taxes	99,019	119,276	(56,363)	90,355	76,706	135,311	121,217	9,615
Provision for income taxes	5,200	1,300	3,700	5,350	4,150	10,575	9,095	2,295

Income (loss) from continuing operations	93,819	117,976	(60,063)	85,005	72,556	124,736	112,122	7,320
Income (loss) from discontinued operation	—	—	—	272	(4,120)	(797)	(7,636)	(1,215)

Net income (loss)	$93,819	$117,976	$(60,063)	$85,277	$68,436	$123,939	$104,486	$6,105

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.58	$0.74	$(0.37)	$0.53	$0.45	$0.78	$0.70	$0.05
Income (loss) from discontinued operation	—	—	—	—	(0.02)	(0.01)	(0.05)	(0.01)

Net income (loss)	$0.58	$0.74	$(0.37)	$0.53	$0.43	$0.77	$0.65	$0.04

Net cash provided by continuing operating activities	$119,828	$235,637	$81,382	$110,806	$94,692	$223,390	$122,446	$88,247

(1)
As restated — see above under "Restatement".

Revenue

        The decline in revenue in the first quarter of 2007, compared with the fourth quarter of 2006, was primarily due to the impact of generic competition to 300mg Wellbutrin XL® product, as well as the impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. Those factors were partially offset by higher revenue from sales of Cardizem® LA (due to the reduction in backorders), Ultram® ER (due to the increase in our supply price to OMI) and Zovirax® (due to the combination of price increases and higher inventory at wholesale level).

Results of operations

        The decline in net income in the first quarter of 2007, compared with the fourth quarter of 2006, was primarily due to the lower overall gross profit on product sales, partially offset by the cost savings associated with the December 2006 restructuring program, as well as lower restructuring costs, litigation settlements, contract losses, and legal expenses in the first quarter of 2007, compared with the fourth quarter of 2006.

Cash flows

        The decline in net cash provided by continuing operating activities in the first quarter of 2007, compared with the fourth quarter of 2006, was primarily due to lower income from operations before changes in operating assets and liabilities, and decreases related to changes in accounts receivable (due to the amount and timing of product sales) and accrued liabilities (due to the payment of accrued restructuring costs).

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at March 31, 2007 and December 31, 2006:

($ in 000s)	At March 31 2007	At December 31 2006(1)
Working capital (total current assets less total current liabilities)	$340,753	$647,337
Long-lived assets (property, plant and equipment, goodwill, intangible and other assets)	1,053,554	1,072,699
Long-term obligations (including current portion)	411,945	411,791
Shareholders' equity	1,342,468	1,302,257

(1)
As restated — see above under "Restatement"

Working capital

        The $306.6 million decline in working capital from December 31, 2006 to March 31, 2007 was primarily due to:

  •
  The reclassification of the $399.4 million carrying value of our Notes from long-term to current liabilities; and

  •
  A decrease in accounts receivable of $16.1 million, mainly due to the decline in Wellbutrin XL® product sales.

        Partially offset by:

  •
  A net increase in cash and cash equivalents of $35.6 million, which mainly reflected operating cash flows in excess of dividend payments and capital expenditures;

  •
  A reclassification of $33.6 million in respect of uncertain tax positions from current to non-current income tax payable; and

  •
  A decrease in dividends declared of $20.0 million.

Long-lived assets

        The $19.1 million decline in long-lived assets from December 31, 2006 to March 31, 2007 was primarily due to:

  •
  The depreciation of plant and equipment of $6.2 million and the amortization of intangible and other assets of $16.2 million; and

  •
  The reclassification of the $3.8 million carrying value of deferred financing costs associated with our Notes from long-term to current assets (which were written off in April 2007, following the Notes redemption).

        Partially offset by:

  •
  Additions to property, plant and equipment of $5.7 million, which included expenditures related to the expansion of our Mississauga, Ontario corporate office, and upgrades to our Dorado, Puerto Rico manufacturing facility.

Long-term obligations

        In April 2007, we redeemed the entire $398.9 million outstanding principal amount of our Notes (and we wrote-off the discount and fair value adjustment that were included in the Notes' carrying value), and we made the final payment to GSK of $11.3 million on the Zovirax® obligation.

Shareholders' equity

        The $40.2 million increase in shareholders' equity from December 31, 2006 to March 31, 2007 was primarily due to:

  •
  Net income recorded of $93.8 million (including $4.2 million of stock-based compensation recorded in additional paid-in capital).

        Partially offset by:

  •
  Dividends declared of $60.2 million.

CASH FLOWS

        The following table displays cash flow information for the first quarters of 2007 and 2006:

	Three Months Ended March 31
($ in 000s)	2007	2006
Net cash provided by continuing operating activities	$119,828	$94,692
Net cash used in continuing investing activities	(5,730)	(18,212)
Net cash used in continuing financing activities	(78,494)	(8,357)
Net cash used in discontinued operation	—	(580)
Effect of exchange rate changes on cash and cash equivalents	31	(13)

Net increase in cash and cash equivalents	$35,635	$67,530

Operating activities

        Net cash provided by continuing operating activities increased $25.1 million from the first quarter of 2006 to the first quarter of 2007, primarily due to:

  •
  An increase of $17.6 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, lower sales force and marketing costs, and higher interest income, partially offset by higher research and development, and legal expenses; and

  •
  An increase of $21.2 million related to the change in accounts payable, due mainly to the amount and timing of payments for inventory purchases.

        Partially offset by:

  •
  A decrease of $8.2 million related to the change in accounts receivable, due mainly to the decline in Wellbutrin XL® product sales in the first quarter of 2007.

Investing activities

        Net cash used in continuing investing activities declined $12.5 million from the first quarter of 2006 to the first quarter of 2007, primarily due to a decrease of $12.2 million in capital expenditures mainly related to the expansion of our Steinbach, Manitoba manufacturing facility, which has been completed.

Financing activities

        Net cash used in continuing financing activities increased $70.1 million from the first quarter of 2006 to the first quarter of 2007, primarily due to:

  •
  An increase of $80.2 million in dividends paid in the first quarter of 2007.

        Partially offset by:

  •
  A decrease of $11.1 million in repayments of other long-term obligations, primarily related to the timing of the annual payments on the Zovirax® obligation.

LIQUIDITY AND CAPITAL RESOURCES

        The following table displays our net financial asset position at March 31, 2007 and December 31, 2006:

($ in 000s)	At March 31 2007	At December 31 2006
Financial assets
Cash and cash equivalents	$870,175	$834,540
Marketable securities	5,695	5,677

Total financial assets	875,870	840,217

Debt
Notes	399,358	399,379
Zovirax® obligation	11,250	11,146

Total debt	410,608	410,525

Net financial assets	$465,262	$429,692

        We believe that our remaining cash resources, following the redemption of our Notes and repayment of the Zovirax® obligation in April 2007, together with cash expected to be generated by operations and existing funds available under our credit facility, will be sufficient to support our operational, capital expenditure and dividend policy requirements, as well as to meet our working capital needs, for at least the next 12 months, based on our current expectations.

Credit facility

        We currently do not have any outstanding borrowings under our $250 million credit facility. This facility has a three-year term to June 2009 with an annual extension option. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At March 31, 2007, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit ratings

        Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are as follows:

	S&P	Moody's
Overall	BB+	Ba3
Credit facility	BBB-	NR
Outlook	Stable	Stable

NR — Not rated

CONTRACTUAL OBLIGATIONS

        Other than the redemption of our Notes and repayment of the Zovirax® obligation in April 2007, there have not been any material changes outside the ordinary course of business to the contractual obligations specified in the MD&A contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at March 31, 2007, other than operating leases, purchase obligations and contingent milestone payments.

        In the ordinary course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. There have not been any material changes to the obligations under these provisions as specified in the MD&A contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

OUTSTANDING SHARE DATA

        At May 10, 2007, we had 160,848,065 issued and outstanding common shares, as well as outstanding options to purchase 7,888,235 common shares under our stock option plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our consolidated results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars. We do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

        The redemption of our Notes resulted in a foreign exchange gain of approximately $151 million for Canadian income tax purposes. One-half of this foreign exchange gain will be included in our Canadian taxable income for 2007, which will result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the redemption of our Notes will not result in a foreign exchange gain being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on any borrowings under our credit facility, which bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. While this facility is currently undrawn, if we borrow under this facility in the future, a 10% change in interest rates could have a material impact on our consolidated results of operations, financial position or cash flows. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the total fair values of our investments could have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

RELATED PARTY TRANSACTIONS

        In 2006, we contracted with Global IQ, a clinical research organization, for a long-term safety study on BVF-146. In the first quarter of 2007, during which time Dr. Peter Silverstone, Biovail's Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, we were invoiced $581,000 by Global IQ for this study (excluding investigator and other pass-through costs). In April 2007, Dr. Silverstone disposed of his interest in Global IQ.

        In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

        On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31.4 million from current income taxes payable to non-current income taxes payable, a $2.2 million decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2.2 million. Upon the adoption of FIN 48, we classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. The adoption of FIN 48 is more fully described in note 9 to the unaudited consolidated financial statements for the three months ended March 31, 2007.

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 157 beginning January 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. Other than the adoption of FIN 48, there have been no material changes to our critical accounting policies and estimates specified in the MD&A contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

CONTROLS AND PROCEDURES

        There were no changes in our internal controls over financial reporting that occurred during the three-month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Remediation plan

        In connection with the restatement of our previously issued financial statements, we evaluated the impact of the accounting errors on our assessment of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as at December 31, 2006. This re-evaluation was conducted in accordance with the provisions of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2.

        Based on the information and facts available during our evaluation, we concluded that the data-input errors occurring within the tracking of quantities of Zovirax® product, and the calculation of amortization of the related long-term asset, represented a material weakness. We also concluded that the failure of subsequent evaluation and analysis performed by local management to detect those errors on a timely basis also represented a material weakness.

        To address the material weaknesses identified, management is in the process of implementing measures to remediate the control deficiency in the location where the foregoing error occurred. With respect to spreadsheets, these measures include strengthening internal controls around their development and usage, and the review and related analysis of those spreadsheets by local management; and examining the possibility of incorporating the automation of the spreadsheet-based data into Biovail's Enterprise Resource Planning application. We anticipate that these measures will be implemented by the end of the second quarter of 2007.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the material differences that would have resulted in the MD&A had it been based on consolidated financial statements prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, together with a reconciliation of certain items, are explained in note 16 to the unaudited consolidated financial statements for the three months ended March 31, 2007.

Results of operations

	Three Months Ended March 31
($ in 000s, except per share data)	2007	2006
Income from continuing operations — U.S. GAAP	$93,819	$72,556
Income from continuing operations — Canadian GAAP	82,945	60,148
Net income — U.S. GAAP	93,819	68,436
Net income — Canadian GAAP	82,945	56,028
Basic and diluted earnings per share
Income from continuing operations — U.S. GAAP	$0.58	$0.45
Income from continuing operations — Canadian GAAP	$0.52	$0.38
Net income — U.S. GAAP	$0.58	$0.43
Net income — Canadian GAAP	$0.52	$0.35

(1)
As restated — see above under "Restatement"

        In the first quarters of 2007 and 2006, income from continuing operations and net income under Canadian GAAP would each have been $10.9 million and $12.4 million lower, respectively, than income from continuing operations and net income reported under U.S. GAAP. The principal reconciling difference that affects our results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $11.0 million and $12.3 million in the first quarters of 2007 and 2006, respectively, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. Under U.S. GAAP, those acquired research and development assets were written off at the time of acquisition.

Financial condition

($ in 000s)	At March 31 2007	At December 31 2006(1)
Long-lived assets — U.S. GAAP	$1,053,554	$1,072,699
Long-lived assets — Canadian GAAP	1,153,629	1,185,850
Shareholders' equity — U.S. GAAP	1,342,468	1,302,257
Shareholders' equity — Canadian GAAP	1,444,679	1,409,498

(1)
As restated — see above under "Restatement"

Long-lived assets

        At March 31, 2007 and December 31, 2006, long-lived assets under Canadian GAAP would have been higher by $100.1 million and $113.2 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of those assets under Canadian GAAP amounted to $101.3 million and $112.3 million at March 31, 2007 and December 31, 2006, respectively.

Shareholders' equity

        At March 31, 2007 and December 31, 2006, shareholders' equity under Canadian GAAP would have been higher by $102.2 million and $107.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling difference that affects shareholders' equity under Canadian GAAP relates to the aforementioned unamortized carrying value of capitalized acquired research and development assets.

        At December 31, 2006, an additional reconciling difference that affected shareholders' equity related to the valuation of available-for-sale investments. Prior to January 1, 2007, available-for-sale investments were reported at cost under Canadian GAAP. Effective January 1, 2007, we adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and remeasured those investments at fair value. Under U.S. GAAP, unrealized gains on available-for-sale investments prior to January 1, 2007, were recorded in the accumulated other comprehensive income component of shareholders' equity. At December 31, 2006, the cost of available-for-sale investments under Canadian GAAP would have been lower by $5.8 million than the fair value of those investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 12 to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

  Exhibit 99.1    Certifications of the Chief Executive Officer and Chief Financial Officer

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: May 14, 2007	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007
INDEX
RESTATEMENT
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with United States generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
PART II — OTHER INFORMATION
SIGNATURES